Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to the Registration Statement of Catalyst Biosciences, Inc. on Form S-3 (No. 333-273395) to be filed on or about October 24, 2023 of our report dated March 30, 2023, on our audits of the financial statements as of December 31, 2022 and 2021 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed March 30, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP
EISNERAMPER LLP
Philadelphia, Pennsylvania
October 24, 2023